

Mail Stop 3561

May 6, 2016

Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

> **Re: Gold Lakes Corp.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2016**
> **File No. 333-210675**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **File No. 000-52814**

Dear Mr. Vallos:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the offering price of the securities, as required by Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 5

2. Please provide the basis for your statement that you need $250,000 in additional financing to "break even and achieve self-sufficiency on a cash flow basis." We note that you have had no revenues to date.

The Offering, page 6

3. Please expand your discussion of the "full ratchet" anti-dilution adjustment to include a materially complete description of the pricing adjustment provision in the Description of Securities to be Registered and include here a cross-reference to that expanded discussion.

Risk Factors, page 9

4. We note risk factor disclosure in your Form 10-K filed November 13, 2015 regarding Mr. Vallos' devotion of only 15% of his time to the company. Please consider including this disclosure in your registration statement. Also consider discussing risks associated with this offering such as the dilution of the conversion of the securities being registered for resale, the downward pricing pressure from the resale of these securities and the cashless exercise of the warrants and risks associated with the Flex Agreement.

Dilution, page 19

5. Please explain your basis for using a common stock offering price of $0.2107 per share in your dilution table.

6. It appears that your pro forma net tangible book value after the offering of $300,527 includes the gross proceeds of $285,000 from the sale of the Initial Convertible Note and the additional proceeds of $300,000 that you may receive from the sale of the Additional Convertible Note. Please provide us with a detailed discussion to support your inclusion of these proceeds into your pro forma net tangible book value after the offering as they do not appear to be directly related to the offering.

Description of Business, page 26

7. Please revise to include a more specific discussion of the effects of governmental regulation of your business. Include a discussion of any annual fees paid to retain the mining claims. See Item 101(h)(4)(ix) of Regulation S-K.

8. We note the reference to your consultant, Mr. Morrow. We also note disclosure on page F-8 regarding shares which appear to have been issued to Mr. Morrow. Please revise to provide a description of the agreement or arrangement under which he was or is providing advice to you.

Information with Respect to the Registrant, page 26

Estimated Costs of Phase One Exploration Program, page 28

9. Please revise and include an itemized description of the estimated expenses for phase two of your exploration program for the Big Monty Claims. We note you disclosed this information on page 15 of the Form 10-K filed on November 13, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations for the Fiscal Years ended July 31, 2015 and July 31, 2014, page 39

10. Please expand and quantify the amount of accounts payable that was written down in 2015. Disclose the underlying reason(s) for the write down so as to better understand its impact on your results of operations. See Item 303(A)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 41

11. Please include disclosure regarding the additional debt of the company. We note the disclosure that the convertible debt being registered will be used in part to repay existing debt. To the extent you are in default on any debt, please clearly disclose and include a risk factor.

12. Please revise so the amounts disclosed in this section reconcile with the applicable amounts in your balance sheets. We note you disclose here total liabilities as of January 31, 2016 were $257,727 and the total number of shares of common stock outstanding at July 31, 2015 was 225,525. The balance sheet on page F-2 presents $274,734 in total liabilities and 225,645 common shares outstanding at the respective dates.

13. Please expand your discussion of estimated expenses to explain in reasonable detail the expenses you estimate you will incur during phases one and two of your exploration program for the Big Monty Claims. Also discuss the estimated time periods you expect to incur these associated costs.

14. In your response tell us how your discussion of non-elective, estimated expenses takes into account the payment obligations described below. If these payments are not included in your estimates please revise to discuss them or tell us why they should not be included in the discussion.

- On page 5 you disclose there is a requirement to pay $15,000 to Flex Mining, Ltd. within 180 days of execution for entering into the Flex Addendum;

- On page 6 you disclose that you agreed to reimburse Himmil for up to $35,000 in reasonable attorney's fees and expenses incurred in connection with executed the securities purchase agreement.

Certain Relationships and Related Transactions, page 49

15. Please disclose all related party transactions as required by Item 404 of Regulation S-K. In particular we note the financial statements reflect amounts due to related parties, see footnote 5.

Signatures

16. We note that Mr. Vallos did not sign the registration statement in the capacity of principal accounting officer or controller. Please revise in accordance with Instruction 2 under the "Signatures" caption of Form S-1. Similarly, please revise your Form 10-K filed November 13, 2015 in accordance with General Instruction D(2)(a).

Exhibits

17. Please file executed exhibits 10.4 and 10.5.

Form 10-K for Fiscal Year Ended July 31, 2015

18. Please revise the Form 10-K to comply with the comments above as applicable.

19. Please revise the MD&A section to include a discussion of the convertible debt referenced on page 17.

20. Please revise the beneficial ownership table to include the ownership of management as required by Item 403(b) of Regulation S-K.

21. Please revise the disclosure in the related transactions section to provide the disclosure required by Item 404(d) of Regulation S-K which includes any transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.

Exhibit 31

22. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. In Exhibits 31 of the above referenced Form 10-K and the Form 10-Q filed January 31, 2016 you still refer to the company as a small business issuer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP